UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
Claxson Interactive Group Inc.

(Name of the Issuer)
Claxson Interactive Group Inc.; Remainco Inc.; Roberto A. Vivo-Chaneton; 1947 Carlyle Investments
LLC; 1945 Carlton Investments LLC; Gustavo A. Cisneros; Ricardo J. Cisneros; Eric C. Neuman;
Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse Latin America & Co., L.P.; Hicks,
Muse & Co. Partners, L.P.; Hicks, Muse GP Partners L.A., L.P.; HMTF Holdings; HMTF Fund V Tech
Holdings LLC; Hicks, Muse, Tate & Furst Equity Fund V, L.P.; HM5/GP LLC; HM Partners Inc.; Hicks,
Muse Latin America Fund I Incorporated; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.;
HMLA 1-SBS Coinvestors, L.P.; Davivo International Ltd.; SLI.com Inc.; Gallia
Enterprises Ltd.; Luis H. Moreno III; Interamerican Technology, S.A.; and Bulls & Bears Enterprises
Inc.

(Name of Person(s) Filing Statement)
Class A Common Shares, par value $0.01 per share

(Title of Class of Securities)
G21912103

(CUSIP Number of Class of Securities)
Michele L. Keusch, Esq.
Greenberg Traurig, P.A.
1221 Brickell Ave.
Miami, Florida 33131
(305) 579-0500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐
Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$54,037,693*	$2,123.68

*	Calculated solely for purposes of determining the filing fee. The transaction valuation assumes the payment for 3,930,014 Class A Common Shares of the subject company at $13.75 per share in cash.
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.  ☐

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

EXPLANATORY NOTE
     This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (the “filing persons”): Claxson Interactive Group Inc. (“Claxson”); Remainco Inc. (“Remainco”); Roberto A. Vivo-Chaneton (“Vivo”); 1947 Carlyle Investments LLC (“Carlyle”); 1945 Carlton Investments LLC (“Carlton”); Gustavo A. Cisneros (“GAC”); Ricardo J. Cisneros (“RJC” and together with Carlylye, Carlton and GAC, the “Cisneros Group”); Eric C. Neuman; Hicks, Muse, Tate & Furst Latin America Fund, L.P. (“HMTF LA Fund”); Hicks, Muse Latin America & Co., L.P. (“HMLA & Co.”); Hicks, Muse & Co. Partners, L.P. (“HM&Co”); Hicks, Muse GP Partners L.A., L.P. (“HMGP”); HMTF Holdings (“HMTFH”); HMTF Fund V Tech Holdings LLC (“HMTF Tech”); Hicks, Muse, Tate & Furst Equity Fund V, L.P. (“HMTF Equity”); HM5/GP LLC (“HM5”); HM Partners Inc. (“HM Partners”); Hicks, Muse Latin America Fund I Incorporated (“HMLA-I”); Hicks, Muse, Tate & Furst Latin America Private Fund, L.P. (“HMTF Private”); HMLA 1-SBS Coinvestors, L.P. (“HMLA”); Davivo International Ltd. (“Davivo” and together with HMTF LA Fund, HMLA & Co., HM&Co, HMGP, HMTFH, HMTF Tech, HMTF Equity, HM5, HM Partners, HMLA-I, HMTF Private, and HMLA, the “Hicks Muse Group”); SLI.com Inc. (“SLI”); Gallia Enterprises Ltd. (“Gallia”); Luis H. Moreno III (“Moreno”); Interamerican Technology, S.A. (“Interamerican”); and Bulls & Bears Enterprises Inc. (“Bulls” and together with SLI, Gallia, Moreno and Interamerican, the “Moreno Group”).
     On April 2, 2008, Claxson and Remainco entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Remainco, a wholly-owned subsidiary of Claxson, will be merged with Claxson and, Claxson will be the surviving company (the “Merger”). Under the terms of the Merger Agreement, each existing Class A common share of Claxson, par value $0.01 per share (“Class A Common Shares”), other than shares held by Vivo, Carlton, Carlyle, HMTF LA Fund, HMTF Private, HMLA, Davivo, HM&Co., HMTFH and the Moreno Group, will be converted into the right to receive $13.75 in cash, without interest and less applicable tax withholding (the “Merger Consideration”). The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing stockholders of Claxson.
     As a foreign private issuer, Claxson is exempt from Sections 14(a) and 14(c) of the Securities Exchange Act of 1934, as amended. Attached as Exhibit (a)(3) to this Schedule 13E-3 is a Notice and Disclosure Statement (the “Disclosure Statement”) to be disseminated to shareholders of Claxson. The Disclosure Statement is in preliminary form and is subject to completion or amendment. A copy of the Merger Agreement is attached as Annex A to the Disclosure Statement.
     The information contained in this Schedule 13E-3 and the Disclosure Statement concerning Claxson was supplied by Claxson and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, except with respect to the descriptions of transactions with affiliates, the information contained in this Schedule 13E-3 and the Disclosure Statement concerning each filing person other than Claxson was supplied by each such filing person and no other filing person, takes responsibility for the accuracy of any information not supplied by such filing person. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Disclosure Statement.
Item 1.     Summary Term Sheet.
     The section entitled “Summary Term Sheet” set forth in the Disclosure Statement is incorporated herein by reference.
Item 2.     Subject Company Information.
     (a) Name and Address. The name of the subject company is Claxson Interactive Group Inc., (the “Company”). The Company’s principal executive offices are located at Avenida Melian, 2780, C1430EYH Buenos Aires, Argentina. The Company’s telephone number is 011-54-11-4339-3700. The Company maintains a United States principal executive office located at 1550 Biscayne Boulevard, Miami, Florida 33132. The Company’s telephone number in Miami is (305) 894-3500.

     (b) Securities. The subject class of equity securities to which this Schedule relates is the Company’s Class A Common Shares, par value $0.01 per share (the “Shares”), of which 21,808,290 shares were outstanding as of April 1, 2008.
     (c) Trading, Market and Prices. The information set forth in the Disclosure Statement under “Financial Information — Market Prices of the Shares” is incorporated herein by reference.
     (d) Dividends. The information set forth in the Disclosure Statement under “Financial Information — Dividends” is incorporated herein by reference.
     (e) Prior Public Offerings. The Company has not made an underwritten public offering of the Shares for cash during the three years preceding the date of the filing of this Schedule.
     (f) Prior Stock Purchases. The Shares purchased by the filing persons during the past two years are summarized below:

Filing Person	Shares Purchased	Price per Share ($)	Date
Hicks, Muse & Co. Partners, L.P.	10,000	0.738	10/16/2006
Roberto A. Vivo-Chaneton.	462,962	3.24	8/14/2006
1945 Carlton Investments LLC.	179,211	2.79	8/14/2006
1947 Carlyle Investments LLC.	358,422	2.79	8/14/2006
Item 3.     Identity and Background of Filing Person.
     (a) Name and Address, (b) Business and Background of Entities and (c) Business and Background of Natural Persons. The information set forth in Item 2(a) above and in the Disclosure Statement under “The Participants” and “Annex E — Information Relating to Directors and Officers of the Participants” is incorporated herein by reference.
     During the last five years, none of the Company or any of the filing persons nor, to the knowledge of the Company or the filing persons, as applicable, any of its directors, executive officers or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.
Item 4.     Terms of the Transaction.
     (a) Material Terms. The information set forth in the Disclosure Statement under “Summary Term Sheet,” “Special Factors — Background of the Transaction,” “Special Factors — Purpose of and Reasons for the Transaction,” “Special Factors — Benefits of the Transaction,” “Special Factors — Disadvantages of the Transaction,” “Special Factors — Effect of the Transaction on Claxson,” “The Merger Agreement,” “The Voting Agreement,” “Material United States Federal Income Tax Consequences,” “Material British Virgin Islands Tax Consequences” and “Anticipated Accounting Treatment of Merger” is incorporated herein by reference.
     (c) Different Terms. The information set forth in the Disclosure Statement under “The Merger Agreement — Conversion of Shares” and “The Merger Agreement — Treatment of Outstanding Options” is incorporated herein by reference.
     (d) Appraisal Rights. The information set forth in the Disclosure Statement under “Dissenters’ Rights; Escheat Laws” is incorporated herein by reference.
     (e) Provisions for Unaffiliated Security Holders. The Company has not made any provision in connection with the transaction to grant unaffiliated security holders access to the Company’s corporate files or to obtain counsel or appraisal services at the Company’s expense other than the counsel and independent financial advisors engaged by the special committee at the expense of the Company and as otherwise described under “Special Factors — Background of the Transaction” which information is incorporated herein by reference.

     (f) Eligibility for Listing or Trading. The information set forth in the Disclosure Statement under “Summary Term Sheet — Special Factors,” “Special Factors — Background of the Transaction,” “Special Factors — Purpose of and Reasons for the Transaction,” “Special Factors — Effect of the Transaction on Claxson” and “Special Factors — Conduct of Claxson’s Business After the Transaction” is incorporated herein by reference.
Item 5.     Past Contacts, Transactions, Negotiations and Agreements.
     (a) Transactions. The information set forth in the Disclosure Statement under “Management of Claxson — Transactions with Affiliates” is incorporated herein by reference.
     (b) Significant Corporate Events. The information set forth in the Disclosure Statement under “Special Factors — Background of the Transaction” is incorporated herein by reference.
     (c) Negotiations or Contacts. The information set forth in the Disclosure Statement under “Special Factors — Background of the Transaction” is incorporated herein by reference.
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Disclosure Statement under “The Voting Agreement” is incorporated herein by reference.
Item 6.     Purposes of the Transaction and Plans or Proposals.
     (b) Use of Securities Acquired. The information set forth in the Disclosure Statement under “The Merger Agreement — Conversion of Shares” is incorporated herein by reference.
     (c) Plans. The information set forth in the Disclosure Statement under “Special Factors — Background of the Transaction,” “Special Factors — Purpose of and Reasons for the Transaction,” “Special Factors — Effect of the Transaction on Claxson,” “Special Factors — Conduct of Claxson’s Business after the Transaction,” “The Merger Agreement — Amended and Restated Memorandum and Articles of Association and Directors and Officers of the Surviving Company” and “Financial Information — Dividends” is incorporated herein by reference.
Item 7.     Purposes, Alternatives, Reasons and Effects.
     (a) Purposes. The information set forth in the Disclosure Statement under “Special Factors — Background of the Transaction” and “Special Factors — Purpose of and Reasons for the Transaction” is incorporated herein by reference.
     (b) Alternatives. The information set forth in the Disclosure Statement under “Special Factors — Alternatives Considered” is incorporated herein by reference.
     (c) Reasons. The information set forth in the Disclosure Statement under “Special Factors — Purpose of and Reasons for the Transaction” is incorporated herein by reference.
     (d) Effects. The following information is incorporated by reference to the Disclosure Statement: “Summary Term Sheet — Special Factors,” “Special Factors — Benefits of the Transaction,” “Special Factors — Disadvantages of the Transaction,” “Special Factors — Effect of the Transaction on Claxson,” “Special Factors — Recommendation of the Board; Fairness of the Transaction,” “Material United States Federal Income Tax Consequences” and “Material British Virgin Islands Tax Consequences.”

Item 8.     Fairness of the Transaction.
     (a) Fairness and (b) Factors Considered in Determining Fairness. The information set forth in the Disclosure Statement under “Special Factors — Recommendation of the Board; Fairness of the Transaction” is incorporated herein by reference.
     (c) Approval of Security Holders. The information set forth in the Disclosure Statement under “Special Factors — Recommendation of the Board; Fairness of the Transaction” is incorporated herein by reference.
     (d) Unaffiliated Representatives. The information set forth in the Disclosure Statement under “Special Factors — Background of the Transaction,” “Special Factors — Recommendation of the Board of Directors; Fairness of the Transaction” and “Special Factors — Opinion of Houlihan Lokey Howard & Zukin Capital, Inc.” is incorporated herein by reference.
     (e) Approval of Directors. The information set forth in the Disclosure Statement under “Special Factors — Recommendation of the Board; Fairness of the Transaction” is incorporated herein by reference.
     (f) Other offers. Except in connection with the sales of the basic pay television channels and the Chilean radio businesses that were completed in 2007, the Company has not received any other offer for a merger or consolidation with the Company, sale of all or any substantial part of its assets or a purchase of the Company’s securities that would enable the purchaser to exercise control over the Company.
Item 9.     Reports, Opinions, Appraisals and Negotiations.
     (a) Report, Opinion or Appraisal and (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Disclosure Statement under “Special Factors — Background of the Transaction” and “Special Factors — Opinion of Houlihan Lokey Howard & Zukin Capital, Inc.” is incorporated herein by reference.
     (c) Availability of Documents. The full text of the fairness opinion of Houlihan Lokey Howard & Zukin Capital, Inc., dated April 2, 2008, is attached as Annex C to the Disclosure Statement. A presentation dated April 2, 2008, to the Special Committee of the Board of Directors of the Company by Houlihan Lokey Howard & Zukin Capital, Inc. is attached as Exhibit c(2) hereto. The fairness opinion and presentation of Houlihan Lokey Howard & Zukin Capital, Inc. are also available for inspection and copying at the Company’s principal executive offices in the United States, 1550 Biscayne Boulevard, Miami, Florida 33132.
Item 10.     Source and Amounts of Funds or Other Consideration.
     (a) Source of Funds, (b) Conditions, (c) Expenses and (d) Borrowed Funds. The information set forth in the Disclosure Statement under “Special Factors — Source of Funds” is incorporated herein by reference.
Item 11.    Interest in Securities of the Subject Company.
     (a) Securities Ownership. The information set forth in the Disclosure Statement under “Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.
     (b) Securities Transactions. None of the Company and the filing persons has, and to the best of the knowledge of the Company and each filing person, as applicable, none of its directors, executive officers, affiliates or subsidiaries has, effected any transaction in the Shares during the 60 days preceding the date of filing this Schedule.
Item 12.     The Solicitation or Recommendation.
     (d) Intent to Tender or Vote in a Going Private Transaction and (e) Recommendations of Others. The information set forth in the Disclosure Statement under “Special Factors — Purpose of and Reasons for the Transaction,” “Special Factors — Alternatives Considered,” “Special Factors — Recommendation of the Board; Fairness of the Transaction,” and “The Voting Agreement” is incorporated herein by reference.

Item 13.     Financial Statements.
     (a) Financial Information. The audited financial statements are incorporated by reference in the Disclosure Statement from the Company’s Annual Report on Form 20-F for the year ended December 31, 2006. The information set forth in the Disclosure Statement under “Financial Information — Selected Historical Financial Information,” “Other Information — Incorporation by Reference” and “Other Information — Where You Can Find More Information” is incorporated herein by reference.
     (b) Pro forma Information. Not applicable.
Item 14.     Persons/ Assets, Retained, Employed, Compensated or Used.
     (a) Solicitation or Recommendation. No person has been employed, retained or compensated to make solicitations or recommendations in connection with the transaction.
     (b) Employees and Corporate Assets. The information set forth in the Disclosure Statement under “Special Factors — Source of Funds” is incorporated herein by reference.
Item 15.     Additional Information.
     The information contained in the Disclosure Statement, including all appendices attached thereto, is incorporated herein by reference.
Item 16.     Exhibits.
EXHIBIT INDEX

(a)(1)	Letter dated March 19, 2007 from Roberto A. Vivo-Chaneton to the Board of Directors (incorporated by reference to Schedule 13D filed by the Company on April 24, 2007).

(a)(2)	Press Release issued by the Company on November 14, 2007 (incorporated by reference to the Report on Form 6-K filed by the Company on November 19, 2007).

(a)(3)	Preliminary Disclosure Statement of the Company.*

(a)(4)	Press Release issued by the Company on March 3, 2008 (incorporated by reference to the Report on Form 6-K filed by the Company on March 6, 2008).

(c)(1)	Fairness opinion of Houlihan Lokey Howard & Zukin Capital, Inc., dated April 2, 2008 (included as Annex C to the Company’s Disclosure Statement included in Exhibit(a)(3) of this Schedule 13E-3).*

(c)(2)	Presentation, dated April 2, 2008, to the Special Committee of the Board of Directors of the Company by Houlihan Lokey Howard & Zukin Capital, Inc.*

(d)	Power of attorney, dated May 5, 2008, by the reporting persons in favor of Roberto A. Vivo-Chaneton, Amaya Ariztoy and Ezequiel Paz.*

(f)	Section 179 of the British Virgin Islands Business Companies Act (included as Annex D to the Company's Disclosure Statement included in Exhibit (a)(3) of this Schedule 13E-3.*

*	Filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Claxson Interactive Group Inc.
By:	/s/ Roberto A. Vivo-Chaneton
	Name:	Roberto A. Vivo-Chaneton
	Title:	Chief Executive Officer

Remainco Inc.
By:	/s/ Amaya Ariztoy
	Name:	Amaya Ariztoy
	Title:	Authorized Signatory

/s/ Roberto A. Vivo-Chaneton
Roberto A. Vivo-Chaneton

1947 Carlyle Investments LLC
By:	/s/ Steven I. Bandel
	Name:	Steven I. Bandel
	Title:	President

1945 Carlton Investments LLC
By:	/s/ Steven I. Bandel
	Name:	Steven I. Bandel
	Title:	President

/s/ Gustavo A. Cisneros
Gustavo A. Cisneros

/s/ Ricardo J. Cisneros
Ricardo J. Cisneros

/s/ Eric C. Neuman
Eric C. Neuman

Hicks, Muse, Tate & Furst Latin America Fund, L.P.
By:	Hicks Muse GP Partners L.A., L.P., its general partner

	By:	Hicks, Muse Latin America Fund I Incorporated, its general partner

		By:	/s/ David W. Knickel
Name: David W. Knickel
Title: Vice President

Hicks, Muse, Latin America & Co., L.P.
By:	Hicks Muse GP Partners L.A., L.P., its general partner

	By:	Hicks, Muse Latin America Fund I Incorporated, its general partner

		By:	/s/ David W. Knickel
Name: David W. Knickel
Title: Vice President

Hicks, Muse & Co. Partners, L.P.

By:	HM Partners, Inc., its general partner

	By:	/s/ David W. Knickel
Name: David W. Knickel
Title: Vice President

Hicks Muse GP Partners L.A., L.P.

By:	Hicks, Muse Latin America Fund I Incorporated, its general partner

	By:	/s/ David W. Knickel
Name: David W. Knickel
Title: Vice President

HMTF Holdings
By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President

HMTF Fund V Tech Holdings LLC
By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President

Hicks, Muse, Tate & Furst Equity Fund V, L.P.

By:	HM5/GP LLC, its general partner

	By:	/s/ David W. Knickel
Name: David W. Knickel
Title: Vice President

HM5/GP LLC
By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President

HM Partners Inc.
By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President

Hicks, Muse Latin America Fund I Incorporated
By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President

Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.
By:	Hicks, Muse Latin America & Co., L.P., its general partner

	By:	Hicks Muse GP Partners L.A., L.P., its general partner

		By:	Hicks, Muse Latin America Fund I Incorporated, its general partner

		By:	/s/ David W. Knickel
Name: David W. Knickel
Title: Vice President

HMLA 1-SBS Coinvestors, L.P.

By:	Hicks Muse GP Partners L.A., L.P., its general partner

	By:	Hicks, Muse Latin America Fund I Incorporated, its general partner

	By:	/s/ David W. Knickel
Name: David W. Knickel
Title: Vice President

Davivo International Ltd.
By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President

SLI.com Inc.
By:	/s/ Luis H. Moreno III
	Name:	Luis H. Moreno III
	Title:	President

Gallia Enterprises Ltd.
By:	/s/ Luis H. Moreno III
	Name:	Luis H. Moreno III
	Title:	President

/s/ Luis H. Moreno III
Luis H. Moreno III

Interamerican Technology, S.A.
By:	/s/ Luis H. Moreno III
	Name:	Luis H. Moreno III
	Title:	President

Bulls & Bears Enterprises Inc.
By:	/s/ Luis H. Moreno III
	Name:	Luis H. Moreno III
	Title:	President

Dated: May 7, 2008